Exhibit (n)(5)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TPG Specialty Lending, Inc.:

We consent to the use of our report dated February 21, 2018, with respect to the consolidated balance sheets of TPG Specialty Lending, Inc. and subsidiaries (the Company), including the consolidated schedules of investments, as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in net assets and cash flows for each of the years in the three-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, and our report dated March 20, 2018 on the senior securities table of the Company, included in the prospectus supplement to Form N-2, and to the references to our firm under the headings “Senior Securities” and “Experts” in the registration statement.

/s/ KPMG LLP

New York, New York

March 20, 2018